Securities & Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

April 12, 2022

Attention: Ms. Christie Wong
     Mr. Michael Fay

Re:     Align Technology, Inc,
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 25, 2022
File No. 000-32259

Dear Ms. Wong and Mr. Fay:

Align Technology Inc. (“Align”) acknowledges receipt of your comment letter dated March 31, 2022 (the "Comment letter") with respect to the above-referenced filing. As discussed with the Staff on April 12, 2022, the Company respectfully requests an extension to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the necessary response. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than April 22, 2022. We are grateful for the Staff's assistance in this matter. In the meantime, if the Staff has any questions, please do not hesitate to contact me at (408) 470-1006.

Yours truly,

/s/ John F. Morici
John F. Morici
Chief Financial Officer and Executive Vice President, Global Finance